NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 01, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 19, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Capstead Mortgage Corporation and Franklin BSP Realty Trust, Inc. became effective on October 19, 2021. Each share of Capstead Mortgage Corporation Common Stock was converted into the right to receive: (i) 0.3288 of a share of common stock of Franklin BSP Realty Trust, Inc. (f/k/a Benefit Street Partners Realty Trust, Inc.) ("FBRT"), from FBRT, and (ii) Total Per Common Share Cash Consideration of $0.94 (which consists a cash consideration of $0.21 per share from FBRT, and a cash consideration of $0.73 per share from FBRT's external manager, Benefit Street Partners L.L.C.). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 19, 2021.